Exhibit c-40










                  LEASE AGREEMENT


              THIS AGREEMENT, entered into this 1st day of October, 1984, between KANSAS GAS AND ELECTRIC
COMPANY, hereinafter referred to as KG&E or "Lessor", and KANSAS CITY POWER AND LIGHT COMPANY, hereinafter referred to as KCP&L or "Lessee",

              W I T N E S S E T H:

              WHEREAS, KG&E and KCP&L are co-owners of the Wolf Creek Generating Station ("Wolf Creek") and the La Cygne Generating Station ("La Cygne"); and

              WHEREAS, KCP&L requires a transmission
path to deliver its share of power and energy generated at Wolf Creek to its transmission system; and

              WHEREAS, KG&E owns a 345 KV transmission line approximately fifty-nine and 4/10 (59.4) miles in length, extending from the bus in the LaCygne switchyard to the bus in the Wolf Creek switchyard, hereinafter referred to as the "Transmission Line";

              NOW, THEREFORE, for and in consideration of their mutual covenants and agreements hereinafter set forth, Lessor hereby leases to Lessee the Transmission Line on the following terms and conditions:

              1. KG&E leases the Transmission Line,
including all poles, wires, fixtures, and appurtenances, and right-of-way easements upon which such Transmission Line is constructed to KCP&L.

              2.  This lease shall commence when the
Wolf Creek turbine generator is first synchronized to the 345 KV transmission system for the generation of electric power and when such power is predominantly resultant from the nuclear fission process in the Wolf
Creek reactor core and shall extend for five (5) years thereafter, subject to any early termination, extensions, or renewals as provided below.

              3.  Following the original five (5) year
term, this lease shall be automatically renewed for an additional one (1) year term and for successive one (1) year terms unless either party, at least two (2) years prior to the expiration of the original term or, if renewed, at least two (2) years prior to the expiration of the renewal term, gives written notice to the other party that the lease term will not be renewed.

              4.  In the event KCF&L shall secure an
alternate transmission path to Wolf Creek, KCP&L may cancel this lease upon ninety (90) days written notice to KG&E of its intention to do so.

            5.  Lessee shall pay to Lessor as rental
for the Transmission Line the following sums for each month of each respective year of the original term:

For the first year,       $189,857.50 per month
For the second year,      $183,989.16 per month
For the third year,       $174,367.50 per month
For the fourth year,      $165,498.33 per month
For the fifth year,       $157,376.66 per month

The first rental payment shall be due on the commencement date of this lease as provided in paragraph two (2) of this Lease


Agreement and each subsequent rental payment shall be paid on the same date of each succeeding month. For each renewal term, the rental payments shall be the same as the rental payments due for each month of the fifth year of the original term, subject to any modifications under paragraph six (6).

              6.  After acceptance of the initial
filing of this Lease Agreement, Lessor shall have the right to unilaterally make application to the Federal
Energy Regulatory Commission for a change in rates or terms and conditions of this Lease Agreement under Subsection 205 of the Federal Power Act and pursuant to the Commission's Rules and Regulations promulgated thereunder.

              7.  KCP&L represents that it has
inspected the Transmission Line and finds it suitable for its intended purposes and accepts the line in its present condition.

              8.  No modifications or alterations,
other than required maintenance, shall be made to the Transmission Line without the approval of the parties to this Lease Agreement. However, if KG&E desires to underbuild or to add, at its costs, equipment or facilities to the Transmission Line, KCP&L shall give its approval, provided such alterations do not unreasonably interfere with KCP&L's use of the Transmission Line.

              9.  The Transmission Line will be
operated and maintained by KG&E personnel in accordance with KG&E's practices.

              10. In addition to the payment set forth in Paragraph 5, KCP&L shall reimburse KG&E for all direct and indirect operating expenses attributable to the Transmission Line.

         (a)  Operating expenses shall include but
shall not be limited to:
              1.   All direct operation and maintenance
expenses as recorded in the transmission accounts 563 and 571, plus ten percent (10%).
             2.    Payroll taxes recorded in account
408 related to KG&E labor charged to the above transmission accounts.
             3.    Pensions and Benefits - account 926
related to KG&E labor charged to the above transmission accounts.
             4.    Property insurance applicable to the
Transmission Line - account 924.
             5.    Regulatory Commission expenses
applicable to this lease - account 928.
             6.    Property taxes applicable to the
Transmission Line- account 408.
             7.    An indirect overhead rate, the
numerator of which is KG&E Administrative and General expenses in account 920, 921, 922, 925, 930.2, and 932, and the denominator of which is utility expenses to which such expenses apply, specifically excluding fuel, purchased power and interchanged power costs, applicable to transmission accounts 563 and 571.
         (b)   Such expenses shall be paid by KCP&L
within thirty (30) days after being billed for such expenses by KG&E.

              11. Annually KG&E shall provide KCP&L a
maintenance and operations budget with regard to the Transmission Line.

              12. With respect to the payments set
forth in Paragraph 10, KG&E shall provide KCP&L access to all documents, books and records that KCP&L may reasonably require to verify and audit such taxes and expenses.

              13. In the event the Transmission Line is damaged by storm or other casualty Lessor shall repair the same, such repairs to be accomplished with reasonable diligence after notice of such damage, the capital expense of such repair shall be borne by Lessor. Such damage shall not be cause for terminating this lease, but may result in review pursuant to Paragraph 6 if KG&E's cost in the Transmission Line is significantly increased.

              14. Lessor shall not be liable for any
consequential damage as a result of the unavailability of the Transmission Line for any reason other than its willful misconduct or gross negligence. It is expressly agreed that Lessor does not insure continuous availability of the Transmission Line.

              15. This lease shall not be assigned nor shall the subject Transmission Line or any part thereof be let or sublet by the Lessee.

              16. Upon default of any obligation of
either party under this lease, the aggrieved party may give the other party written notice that it demands compliance with the lease and that such default or breach be cured within thirty (30) days of the date of the notice. If within the said time such default or breach is not cured, the aggrieved party may terminate this lease by giving sixty (60) days notice of such termination.

              17. At the end of the term of this lease or any renewal thereof, or upon termination under any of the other provisions of this lease, Lessee shall quit and surrender the Transmission Line.

              18. Any scheduled outages of the
Transmission Line for maintenance and/or construction shall be coordinated between the dispatching personnel of the parties.

              19. The interconnection metering on the
Transmission Line is currently located at LaCygne.
During the term of the lease and any renewals thereof, the interconnection metering shall be at Wolf Creek.
Any expenses associated with the establishment of metering facilities at Wolf Creek shall be paid by KCP&L. At the expiration of the term of the lease or any renewal thereof, the interconnection metering shall revert to LaCygne and KCP&L shall pay any costs associated therewith.

              20. In the event either party hereto
should be delayed in or prevented from performing or carrying out any of the agreements, covenants, and obligations made by and imposed upon said parties by this agreement, by reason of or through strike, stoppage in labor, failure of contractors or suppliers of materials, riot, fire, storm, flood, earthquake, ice, invasion, civil war, commotion, insurrection, military or usurped power, order of any court granted in any bona fide adverse legal proceedings or action, order of any civil or military authority, either de facto or de jure, explosion, act of God or the public enemies, or any cause reasonably beyond its control and not attributable to its neglect, such delay or prevention shall not constitute a breach of this agreement, and both parties shall be relieved of performance under this agreement and shall not be liable to the other party for or on account of any loss, damage, injury, or expense resulting from or arising out of such delay or prevention; provided, however, that the party suffering such delay or prevention shall use due and practical diligence to remove the cause or causes thereof; and provided, further, that neither party shall be required by the foregoing provisions to settle a strike except when, according to its own best judgment, such a settlement seems advisable.

              21. Each party will defend, indemnify and save harmless the other party against liability, loss, costs and expenses resulting from injury to or death of its own employees, occurring while such employees are engaged in the line of their duties, whether or not such employees be harmed on the property of, or on or adjacent to the facilities of the other party.

              22. All rights and remedies under this
lease shall be cumulative and none shall exclude any other rights and remedies allowed by law to either party.

              23. Any waiver at any time by either
party of its right with respect to a default under this agreement, or with respect to any other matter arising in connection with this agreement, shall not be deemed a waiver with respect to any subsequent default or matter. Any delay short of the statutory period of limitation in asserting or enforcing any right shall not be deemed a waiver of such right.

              24. Any notices which Lessor or Lessee
shall be required or may desire to give to the other shall be made in writing and sent by United States mail, postage prepaid, addressed to Lessor at its offices in Wichita, Kansas, and to Lessee at its offices in Kansas City, Missouri.

              25. The terms and provisions herein
contained constitute the entire agreement between the parties and supercede all previous communications, representations or agreements, either verbal or written between the parties hereto with respect to the subject matter hereof.

              26. Both parties acknowledge and agree
that each of the provisions set forth above are essential elements of the consideration given for this agreement and, therefore, in the event that any regulatory body having jurisdiction or any court of competent jurisdiction should not approve any provision of this agreement, on its initial filing, then either party shall be entitled to withdraw or cancel this agreement provided that both parties reserve the right at all times to judicial review in the courts of any action, order or approval or disapproval by such regulatory body in such manner as may be permitted by applicable law.


              27. This Lease Agreement shall be null
and void if the Nuclear Regulatory Commission requires an additional 345 KV line to Wolf Creek as a condition of the grant of an operating license for Wolf Creek.

              28. Lessor shall have the primary
responsibility, at KCP&L's costs, to secure all regulatory approvals as may be required, except for any certification of convenience and necessity which KCP&L must obtain, which regulatory approval shall be the primary responsibility of KCP&L. The parties shall cooperate fully in securing such approvals.

              IN WITNESS WHEREOF, we have hereunto set our hands the day and year first above written.

          KANSAS GAS AND ELECTRIC COMPANY
          By /s/Kent R. Brown
          Title Group Vice President-Technical
          Services
ATTEST:                 "LESSOR"

/s/Richard W. Jewell
Secretary

          KANSAS CITY POWER & LIGHT COMPANY
          By /s/L. Rasmussen
          Executive Vice President

ATTEST:
                            "LESSEE"
/s/Jeanie Sell Latz
Secretary

          Approved:
          /s/Eric T. Swanson
          Counsel

April 9, 1991





         Mr. Kent R. Brown
         Group Vice President
         Kansas Gas and Electric Company
         120 E. First
         P. O. Box 208
         Wichita, Kansas 67201


         Dear Mr. Brown:

              As we have discussed in our recent phone conversation, KCPL is willing, in response to your recent proposals, to agree to the following terms to resolve the remaining issues regarding extension by Kansas Gas and Electric Company ("KGE") and Kansas City
Power & Light Company ("KCPL") of the October 1, 1984
Lease Agreement ("Lease") of the Wolf Creek/LaCygne transmission line. We will agree to the following:

              1.   Both parties will treat the notice
of intent not to renew the Lease upon the expiration of its five-year term in 1990, sent by KCPL on July 8, 1988, and the notice sent by KGE on May 2, 1990, setting a termination date of the Lease on August 2, 1990, as void, ab initio.

              2.   The parties agree, all other
notices, attempted notices and regulatory filings to date notwithstanding, that the Lease is in full force and effect pursuant to its own terms of automatic renewal for successive one-year terms unless either party, at least two years prior to the expiration of the original term or, if renewed, at least two years prior to the expiration of the renewal term, gives written notice to the other party that the Lease term will not be renewed.

              3.   The parties agree that throughout
the operating life of the Wolf Creek Generating Station neither party will give such a notice that the Lease will be canceled or otherwise not renewed, except for material breach by the other party or, for KCPL, except in the additional circumstance identified in the fifth paragraph of this letter agreement contained below.

              4.   The parties agree that while the
Lease is in effect, KGE will be entitled to no other compensation for delivery to KCPL of KCPL's Wolf Creek entitlements. The parties further agree that during that same period KGE will not exercise its right contained in Paragraph 6 of the Lease to unilaterally make application to the Federal Energy Regulatory
Commission for a change in the rental payment specified in Paragraph 5 of the Lease, unless that change in rental payment is based on KGE's actual costs in the Wolf Creek/LaCygne transmission line, including any costs incurred by KGE in the circumstances identified in Paragraph 13 of the Lease.

              5.   The parties agree that in the event
KGE does exercise its right for a change in the rental payment under the terms of the preceding paragraph of this letter agreement, KCPL will be entitled, if it chooses, to exercise its right contained in Paragraph 4 of the Lease to cancel the Lease upon ninety (90) days written notice if it is able to secure an alternative transmission path to Wolf Creek, which could include construction of its own transmission line. KCPL agrees that in consideration of the extension of the Lease pursuant to the terms hereunder it will not exercise its right in that regard, except in the circumstance described in this paragraph, throughout the operating life of the Wolf Creek Generating Station.

              6.   The parties agree that the Lease and
this letter agreement will be binding upon their respective successors and assigns. KGE represents that KGE has the authority under its existing merger agreement with the Kansas Power and Light Company
("KPL") to so bind KPL upon its merger with KGE (and the corporation which will emerge from that proposed merger), or if it does not have such authority, that the concurrence of KPL in the terms of the Lease, and this letter agreement, will be obtained in writing within 5 days of the execution of the letter agreement by the parties.

              7.  KCPL agrees that upon the execution
of this letter agreement (including any written concurrence by KPL required pursuant to the preceding paragraph), and upon the filing of this letter agreement by KGE for the necessary approvals from the regulatory agency having jurisdiction (which application would include KCPL's certificate of concurrence), KCPL will promptly withdraw its intervention in FERC Docket No. EC91-2-000 and will no longer participate in addressing any issue regarding the transmission services to be provided by KGE and/or
KPL upon the consummation of their proposed merger which may arise in KCC Docket No. 174,155-U or in MPSC
Docket No. EM-91-213. By remaining as intervenor in KCC Docket No. 174,155-U and in MPSC Docket No. EM-91-
213 it is not KCPL's desire or intent to oppose KGE and KPL's merger application, but to protect its interests on any (non-transmission) issue affecting it as a utility which would be interconnected with the merged company which may arise during the hearings in those proceedings.

              8.   This letter agreement will be
effective and binding between KCPL and KGE even in the circumstance that the proposed merger between KGE and KPL is not consummated for whatever reason. If you concur that the foregoing represents our agreement as to the continued effectiveness of the Lease, please sign where indicated below and return a signed copy to me.

          Very truly yours,

          /s/J. M. Evans


         JME:cb


         The above and foregoing letter
         agreement approved by
         Kansas Gas and Electric Company
         this 9th day of April, 1991.
         By /s/Kent R. Brown
         Kent R. Brown
         Group Vice President